FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, July 29, 2022

Ger. Gen. No. --- /2022

Ms. Solange Berstein Jáuregui

Chairwoman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Madam,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (“FMC”) I, duly authorized, hereby inform you that yesterday, the Brazilian subsidiary Celg Distribuição S.A. (hereinafter "Enel Distribución Goiás") informed the Brazilian market that it had become aware that its parent company Enel Brasil S.A. (a Brazilian subsidiary 100% owned by Enel Américas S.A.) has been notified about the offer to purchase its stake in Enel Distribución Goiás.

Enel Brasil is evaluating the offer to purchase that it received, has not signed any contract for the sale of the aforementioned participation, and will carry out the required procedures in that jurisdiction, as the case may be, including the required authorizations from competent Brazilian authorities. However, any agreement in relation to this transaction will be subject to the applicable corporate and regulatory authorizations.

Enel Distribución Goiás is an electricity distribution company, with more than 3.27 million customers operating in the center-west of Brazil that covers a concession area of 337 thousand km2 and serves 237 municipalities with a population of more than 6 million people.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 29, 2022